FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                For the Period 1 January 2003 to 31 March 2003

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                         GRANITE MORTGAGES 02-1 PLC


                                         By:       /s/  Clive Rakestrow
                                                ----------------------------
                                         Name:  L.D.C. Securitisation Director
                                         No. 1 Limited by its authorized person
                                         Clive Rakestrow for and on its behalf
                                         Title:  Director
Date: 22 April 2003

                                         GRANITE FINANCE FUNDING
                                         LIMITED


                                         By:      /s/  Nigel Charles Bradley
                                                 -----------------------------
                                         Name:  Nigel Charles Bradley
                                         Title:  Director
Date: 22 April 2003

                                         GRANITE FINANCE TRUSTEES
                                         LIMITED


                                         By:        /s/  Richard Gough
                                                 -----------------------------
                                         Name:  Richard Gough
                                         Title:  Director
Date: 22 April 2003



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INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 02-1 PLC
---------------------------
Quarterly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 January 2003 - 31 March 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                  157,189

Current Balance                                          (pound)10,472,541,906

Last Months Closing Trust Assets                         (pound)10,458,964,043

Funding share                                            (pound)9,704,921,815

Funding Share Percentage                                          92.67%

Seller Share                                             (pound)767,620,091

Seller Share Percentage                                            7.33%

Minimum Seller Share (Amount)                            (pound)250,408,698

Minimum Seller Share (% of Total)                                  2.39%
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

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------------------------------------
                        Number           Principal (pound)     Arrears (pound)       By Principal (%)
<1 Month                155,531         10,373,099,812             0                        99.05%

> = 1 <3 Months          1,426            87,094,666             921,475                     0.83%

> = 3 <6 Months           183              9,928,752             279,848                     0.09%

> = 6 <9 Months           38               2,033,774             100,212                     0.02%

> = 9 <12 Months           9                 334,783              23,190                     0.00%

> = 12 Months              2                  50,119               4,342                     0.00%

Total                   157,189         10,472,541,906         1,329,067                   100.00%
------------------------------------------------------------------------------------------------------------

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Properties in Possession

-------------------------------------------------------------------------------
                       Number          Principal (pound)    Arrears (pound)

Total (since inception)   25                1,235,530             55,053
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                            12

Number Brought Forward                                               9

Repossessed (Current Month)                                          3

Sold (since inception)                                              13

Sale Price/Last Loan Valuation                                      1.06

Average Time from Possession to Sale (days)                         122

Average Arrears at Sale                                     (pound)1,959

Average Principal Loss (Since inception)*                   (pound)1,003

MIG Claims Submitted                                                 2

MIG Claims Outstanding                                               1

Average Time from Claim to Payment                                  69
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                         Number            Principal (pound)

Substituted this period                      6,834       (pound)521,667,775

Substituted to date (since 26 March 2001)   195,678      (pound)13,469,233,443
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                            Monthly             Annualised

Current Month CPR Rate                       4.91%                44.60%

Previous Month CPR Rate                      5.35%                48.30%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                       25.79

Weighted Average Remaining Term (by value) Years                   19.84

Average Loan Size                                           (pound)66,624

Weighted Average LTV (by value)                                   76.06%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                           34.07%

Together (by balance)                                             31.13%

Capped (by balance)                                                4.13%

Variable (by balance)                                             30.58%

Tracker (by balance)                                               0.09%

Total                                                             100.0%
-------------------------------------------------------------------------------


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

Geographic Analysis

------------------------------------------------------------------------------------------------------------------
                        Number              % of Total           Value (pound)                % of Total
East Anglia              3,915               2.49%              261,582,890                  2.50%

East Midlands           13,411               8.53%              788,233,034                  7.53%

Greater London          18,088               11.51%            1,875,841,772                17.91%

North                   23,475               14.93%            1,105,664,273                10.56%

North West              23,176               14.74%            1,266,265,330                12.09%

South East              24,584               15.64%            2,165,334,629                20.68%

South West              11,686               7.43%              833,130,876                  7.96%

Wales                    7,597               4.83%              409,552,792                  3.91%

West Midlands           11,858               7.54%              737,600,981                  7.04%

Yorkshire               19,399               12.34%            1,029,335,329                 9.83%

Total                   157,189               100%             10,472,541,906                100%
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LTV Levels Breakdown

------------------------------------------------------------------------------------------------------------------
                                             Number              Value (pound)                % of Total

0%< 25%                                      4,158              158,852,996                  1.52%

> = 25% <50%                                 16,608            1,068,964,508                10.21%

> = 50% <60%                                 10,947             839,233,085                  8.01%

> = 60% <65%                                 6,309              507,150,202                  4.84%

> = 65% <70%                                 7,406              591,870,167                  5.65%

> = 70% <75%                                 13,325             970,477,513                  9.27%

> = 75% <80%                                 9,435              698,483,066                  6.67%

> = 80% <85%                                10,851             759,695,865                   7.25%

> = 85% <90%                                29,746            1,935,159,628                 18.48%

> = 90% <95%                                36,609            2,306,799,971                 22.03%

> = 95% <100%                               11,739             633,184,357                   6.05%

> = 100%                                       56                2,670,548                   0.03%

Total                                       157,189            10,472,541,906               100.0%
------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                 5.69%

Effective Date of Change                                       1 March 2003
---------------------------------------------------------------------------------------

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


Notes      Granite Mortgages 02-1 plc

------------------------------------------------------------------------------------------------------------------
                    Outstanding             Rating              Reference Rate             Margin
                                        Moodys/S&P/Fitch
Series 1

A1                    $311,600,000             Aaa/AAA/AAA         1.47%                     0.10%

A2                    $1,274,400,000           Aaa/AAA/AAA         1.53%                     0.16%

B                     $69,700,000               Aa3/AA/AA          1.70%                     0.33%

C                     $96,500,000              Baa2/BBB/BBB        2.69%                     1.30%

Series 2

A               (pound)460,000,000             Aaa/AAA/AAA         4.17%                     0.20%

B               (pound)16,200,000               Aa3/AA/AA          4.32%                     0.35%

C               (pound)22,500,000              Baa2/BBB/BBB        5.27%                     1.30%

D               (pound)15,000,000              Ba2/BB+/BB+         8.47%                     4.50%

Series 3

A               (euro)600,000,000              Aaa/AAA/AAA         5.15%                Fixed to 04/07

B                (euro)21,100,000               Aa3/AA/AA          3.18%                     0.30%

C                (euro)29,300,000              Baa2/BBB/BBB        4.13%                     1.30%
------------------------------------------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------------------------------------------
                                                                                           % of Funding Share

Class B Notes (pound)Equivalent)                              (pound)78,633,262                   0.81%

Class C Notes (pound)Equivalent)                             (pound)108,993,167                   1.12%

Class D Notes                                                  (pound)15,000,000                  0.15%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-1 Reserve Fund Requirement                (pound)34,372,240                  0.35%

Balance Brought Forward                                        (pound)34,372,240                  0.35%

Drawings this Period                                           (pound)0                           0.00%

Reserve Fund Top-up this Period*                               (pound)0                           0.00%

Excess Spread                                                  (pound)0                           0.00%

Current Balance                                                (pound)34,372,240                  0.35%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                        (pound)15,750,058                  0.16%

Funding Reserve %                                                  0.5%                            NA
------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.







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